PHOTOWATT TECHNOLOGIES INC.
25 Reuter Drive
Cambridge, Ontario
Canada N3E 1A9
March 13, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller
Photowatt Technologies Inc.
Registration Statement on Form F-1
Filed September 1, 2006, File No. 333-137044
Dear Mr. Buchmiller:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Photowatt Technologies Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-137044) (the “Registration Statement”) to 12:00 pm on March 15, 2007, or as soon as practicable thereafter.
In making such request, the Company hereby acknowledges the following:
1.	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Aaron Hunter of Shearman & Sterling LLP, the Company’s counsel, at 416-360-2973 of the effectiveness of the Registration Statement.
Very truly yours,
PHOTOWATT TECHNOLOGIES INC.

By:	/s/ SILVANO GHIRARDI
	Name:	Silvano Ghirardi
	Title:	President and Chief Executive Officer and Director

cc:	Christopher J. Cummings
Shearman & Sterling LLP
Timothy A.G. Andison
Shearman & Sterling LLP